SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of July 2008

SCAILEX CORPORATION LTD.
(Translation of Registrant’s Name into English)

16 Shenkar St, Entrance B,
Herzliya Pituach,
P.O.B. 12423
Israel, 46733

(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and
Exchange Act of 1934:

Yes ☐ No ☒

On July 17, 2008, Scailex Corporation Ltd. (the “Company”) filed Two immediate reports of an event or matter outside the corporations ordinary business with the Israel Securities Authority (the “ISA”) and The Tel Aviv Stock Exchange (the “TASE”), translation from Hebrew of which is attached hereto as Exhibit 99.1-99.2 and incorporated herein by reference.

Exhibit 99.1	Changing the currency of operation in the Company’s financial statements

Exhibit 99.2	Adopting a plan for purchasing Company’s shares

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCAILEX CORPORATION LTD. By: /s/ Shachar Rachim —————————————— Shachar Rachim Chief Financial Officer

July 21, 2008